April 9, 2012

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re: NanoViricides, Inc. Form 10-K for the Fiscal Year Ended June 30, 2011 Filed October 13, 2011 File No. 000-52318

Dear Mr. Rosenberg,

The purpose of this correspondence is to respectfully request an additional ten day extension to reply to the comments of the staff of the U.S. Securities and Exchange Commission with respect to the above-referenced filings provided in your letter dated March 31, 2012.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Eugene Seymour, M.D., MPH
Chief Executive Officer